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                              December 9, 2020

       Alexandre Teixeira de Assump    o Saigh
       Chief Executive Officer
       Patria Investments Limited
       18 Forum Lane, 3rd floor,
       Camana Bay, PO Box 757, KY1-9006
       Grand Cayman, Cayman Islands

                                                        Re: Patria Investments
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
24, 2020
                                                            CIK No. 0001825570

       Dear Mr. Saigh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 filed November 24, 2020

       Summary
       Market Opportunity, page 5

   1. We note the disclosure regarding low interest rates in Brazil and the interest rates in 2019.
                                                        Please update the
disclosure regarding interest rates in Brazil to a more recent date, or advise.
 Alexandre Teixeira de Assump    o Saigh
FirstName  LastNameAlexandre  Teixeira de Assump    o Saigh
Patria Investments Limited
Comapany9,
December    NamePatria
              2020     Investments Limited
December
Page  2    9, 2020 Page 2
FirstName LastName
Risk Factors
If we were deemed to be an "investment company", page 54

2.       We note from your response to comment 8 regarding the Company   s
status as an
         investment company that the Company believes it qualifies for the Rule 3a-1 exemption under the Investment Company Act. In your response, please provide additional detail describing the underlying wholly-owned subsidiaries and their holdings. Please also consider providing us a table or chart outlining the wholly-owned subsidiaries and their corresponding asset totals in a manner that would support the Company s Rule 3a-1 analysis.
3. Please explain why an investment in the company is not equivalent to an investment in a fund of funds.
4.       We note that on page 141 of the Company   s amended DRS that the
Company states:    Our
         Cayman Islands subsidiary, Patria Finance Limited, is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940 as it acts solely as an adviser to private funds and have assets under management, as defined in Rule 203(m)-1, in the United States of
         less than US$150.0 million.    Please confirm that the Company and its
subsidiaries still
         qualify as exempt reporting advisers under the Investment Advisers Act and expand your
         risk factor disclosure to explain why you do not think the Company   s
subsidiaries must
         register as investment advisers and the potential consequences of having to register as an investment adviser, so that investors can assess the risk.
Note 27. Financial Instruments
(d) Risk Management
(i) Credit Risk, page F-28

5. We note your response to comment 21 in our letter dated October 28, 2020. Please tell us, and disclose in your next amendment as appropriate, the following information related to the fund with the agreement to pay management fees in three equal annual installments in
         2021-2023:
             If there has been any capital calls where the participation of an investor is diluted among the remaining investors in this fund in the periods
presented;
             If you have withheld distribution to delinquent investors in this fund in order to settle delinquent management fees in the periods presented; and
             If you sold any underlying investments kept by the fund in order to settle delinquent management fees in the periods presented.
 Alexandre Teixeira de Assump    o Saigh
Patria Investments Limited
December 9, 2020
Page 3

       You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



                                                     Sincerely,
FirstName LastNameAlexandre Teixeira de Assump    o Saigh
Comapany NamePatria Investments Limited
                                                     Division of Corporation
Finance
December 9, 2020 Page 3                              Office of Finance
FirstName LastName